Filed by National Storage Affiliates Trust

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: National Storage Affiliates Trust

Commission File No.: 001-37351

The following was sent to National Storage Affiliates Trust (“NSA”) OP Unitholders on March 18, 2026, in connection with Public Storage’s proposed acquisition of NSA.

NSA – PSA Transaction: NSA OP Unitholder FAQ

1.	What are the terms of the transaction?
•	Public Storage will acquire National Storage Affiliates in an all-stock transaction valued at an enterprise value of approximately $10.5 billion.
•	Under the terms of the agreement, holders of NSA common shares and Operating Partnership (“OP”) units will receive 0.14 of a Public Storage common share or partnership unit for each NSA share or unit they own, representing total consideration of $41.68 per share based on Public Storage’s closing share price on March 13, 2026, and an approximate 35% premium to NSA’s closing stock price on March 13, 2026.
•	Both companies’ Boards of Trustees have unanimously approved the transaction, which is expected to close in the third quarter of 2026, subject to the approval of NSA equity holders and satisfaction of other customary closing conditions.

2.	Why is NSA pursuing this transaction now?
•	Over the past several years, we have successfully executed a strategic transformation to fully integrate our operating platform, streamline our portfolio and strengthen our marketing, pricing and technology capabilities.
•	As a result, today we are operating from a position of strength with positive momentum underway.
•	With a solid foundation in place, we believe that now is the right time to take the next step forward with Public Storage.
•	We are delighted that this transaction will deliver great value to NSA investors.
•	In addition, we expect the transaction to benefit our customers and create exciting career development and advancement opportunities for many employees.

3.	Why is Public Storage the right partner?
•	We have long known Public Storage as a leader in the self-storage industry.
•	Public Storage has the scale, resources and global expertise to support our next chapter of growth.
•	By joining our complementary portfolios, we will create a preeminent owner and operator of self-storage facilities.
•	Together, we will have a stronger operating platform with enhanced scale and greater reach across key markets.
•	We will be even better able to serve our customers and create sustainable long-term value for our investors.

4.	What does this transaction mean for NSA OP unitholders?
•	The transaction allows NSA OP unitholders to continue participating in the business following closing in two ways.
•	At closing, NSA OP units will either convert into Public Storage OP units or be redeemed into units of a newly formed joint venture with Public Storage that will hold a portfolio of NSA properties.
•	Both participation in the joint venture and conversion into Public Storage OP units are intended to allow unitholders to retain an ongoing economic interest in the portfolio and participate in future value creation.
•	You will receive more information and should carefully consider your options based on your financial priorities, investment time horizon and other individual factors.

5.	How are NSA OP units being treated? How will I vote on the transaction? What are my conversion options as an NSA OP unitholder?
•	NSA OP unitholders will be asked to approve the transaction via consent solicitation.
•	At closing of the transaction, holders of NSA OP units will receive 0.14 of a share of Public Storage partnership unit for each NSA unit they own, subject to the JV redemption process described below.
•	As to the JV redemption process, eligible NSA OP unitholders may redeem some or all of their NSA OP units immediately prior to closing of Public Storage’s acquisition of NSA in exchange for units in the newly formed joint venture. Depending on the number of NSA OP Units that NSA OP unitholders designate to be redeemed for units in the JV, NSA may reduce such voluntary redemption amounts or redeem additional NSA OP units from all eligible NSA OP unitholders, whether or not such unitholders initially elected to redeem some or all of their NSA OP units, on a pro rata basis pursuant to the OP agreement, as amended (up to a cap for each NSA OP unitholder). This process is set forth in the amendment to NSA OP’s partnership agreement adopted on March 16, 2026, which was filed as Exhibit 10.1 to NSA’s March 17, 2026 Form 8-K. One NSA OP unit will be exchanged indirectly for one unit in the joint venture with a value equal to 0.14 of a Public Storage OP Unit, which, based on the trading price of the Public Storage common shares as of the close of trading on March 13, 2026, represents $41.6808 per unit.
•	Arlen Nordhagen, Tamara Fischer and David Cramer have each entered into a support agreement with Public Storage to elect to have at least 50% of the NSA OP units they own redeemed for units in the joint venture, value of which commitment would be at least $64 million in the aggregate based on the $41.6808 per unit valuation.
•	Additional details about these options will be provided in materials distributed in connection with the NSA OP unitholder approval process.

6.	How did NSA and Public Storage reach the 0.14 exchange ratio for this transaction? Is it subject to change based on future Public Storage stock price movement?
•	The exchange ratio was negotiated between the parties following a comprehensive evaluation process conducted by NSA’s Board with the assistance of financial and legal advisors.
•	This exchange ratio implies an approximate 35% premium to NSA’s closing stock price on March 13, 2026.
•	The Board and management team are pleased to deliver a meaningful premium to NSA investors and a compelling transaction that enables shareholders and NSA OP unitholders to participate in the significant value creation upside of this combination.
•	The 0.14 exchange ratio is fixed and will not change based on future movements in Public Storage’s stock price.

7.	What are the tax implications for receiving the Public Storage OP units? What about the new JV?
•	Converting NSA OP units into Public Storage OP units is generally expected to be structured as a tax-deferred exchange for U.S. federal income tax purposes, subject to certain exceptions for certain holders of NSA OP units based on their specific circumstances.
•	The U.S. federal income tax consequences of receiving interests in the JV will depend on each NSA OP unitholder's individual circumstances.
•	NSA OP unitholders should carefully review the tax disclosure in the disclosure documents that will be provided in connection with the NSA OP unitholder approval process and consult their tax advisors regarding the tax consequences of either option based on each NSA OP unitholder's individual circumstances.

8.	What is the new JV? What is the ownership composition?
•	This creative joint venture structure is intended to deliver a “win-win” for NSA OP unitholders and Public Storage equity holders.
•	The JV provides NSA OP unitholders exposure to attractive yield, tax deferral, leverage and the PS Next operating platform.
•	The new JV will consist of 313 properties on NSA’s operating platform comprising 19.6 million rentable square feet across 28 states and Puerto Rico, with an estimated value of approximately $3.3 billion.
•	NSA OP unitholders are expected to own 80% of the JV at closing, with an affiliate of Public Storage holding the remaining interest. Public Storage will exclusively manage the joint venture portfolio and will earn customary property management, asset management and tenant reinsurance income.
•	It is intended that the JV will have approximately $2.2 billion of property-level secured debt as of closing.

9.	How do distributions compare between the Public Storage OP and the new JV?
•	Public Storage OP units will receive distributions determined by Public Storage and tied to the performance of the broader Public Storage platform.
o	Currently, Public Storage pays a quarterly cash dividend with a yield of approximately 4%.
•	The new JV intends to distribute 100% of operating cash available for distribution on a quarterly basis to its equityholders.
o	For the first three years following the formation of the JV, it is intended that distributions are expected to equal at least $2.28 per unit per fiscal year (subject to pro rata adjustment for partial years), subject to certain conditions. Public Storage has agreed to provide certain support with respect to such distributions during such three-year period.

10.	What assets are included in the new JV? How were those decisions made?
•	The new JV will consist of 313 properties on NSA’s operating platform comprising 19.6 million rentable square feet across 28 states and Puerto Rico with an estimated value of approximately $3.3 billion.
•	The specific assets contributed to the JV were determined as part of the negotiated transaction structure between NSA and Public Storage.
•	Additional details about these properties will be provided in materials distributed in connection with the NSA OP unitholder approval process.

11.	What are the governance terms for the new JV?
•	Public Storage will manage the joint venture portfolio and will earn customary property management, asset management and tenant reinsurance fees.
•	JV investors will not participate in day-to-day operations but will have approval rights over certain major matters, such as significant transactions, changes to the business, or amendments to the JV agreement.
•	Public Storage will be engaged as the property manager for the JV’s assets and will receive certain fees in line with what it customarily charges for these services.

12.	Is there a lockup period on my units in the new JV should I choose that option? Are there limits on my redemptions after the expiration of the lockup period?
•	Transfers of JV interests are generally restricted for the first three years following closing, subject to certain limited exceptions. Thereafter, transfers are generally permitted other than to certain Public Storage competitors.
•	Beginning seven years after closing, (a) each of the investors (collectively) and Public Storage will have a customary forced sale right, subject to a right of first offer in favor of the non-initiating party; and (b) investors may redeem their JV interests for cash or, at Public Storage's option, Public Storage OP units, in each case, subject to certain restrictions.
•	Redemptions are subject to limits, including no more than 3% of JV units per quarter and 7% per year.

13.	How does the Board recommend I exchange my NSA OP Units?
•	NSA’s Board of Trustees determined that the transaction as a whole enhances value for stakeholders, including NSA OP unitholders.
•	However, the first step is for NSA OP unitholders to approve the transaction via consent solicitation. You will receive more information on how to do so.
•	In connection with approving the transaction via consent solicitation, you will be asked to make an election. You may decide to receive Public Storage OP units or elect the new JV option pursuant to the procedures to be set forth in the consent solicitation materials distributed to NSA OP unitholders. This decision depends on each unitholder’s individual investment objectives and tax considerations.
•	Unitholders are encouraged to review the materials provided and consult their financial and tax advisors.

14.	What is the NSA OP unitholder approval process?
•	NSA OP unitholders will be asked to approve the transaction via consent solicitation. You will receive more information on how to do so.
•	The transaction requires approval by holders representing more than 50% of the outstanding NSA OP units (excluding units held by the company and its subsidiaries).
•	If that threshold is not reached, approval may still occur through a company-wide partnership approval structure tied to the shareholder vote.
•	Additional details regarding the approval process will be included in the consent solicitation materials distributed to NSA OP unitholders.

15.	When is the transaction expected to close?
•	The transaction is expected to close in the third quarter of 2026, subject to the approval of NSA equity holders and the satisfaction of other customary closing conditions.

16.	I hold Series A-1 preferred units, what happens to me in this transaction?
•	Series A-1 preferred unitholders will receive equivalent preferred units in Public Storage on a one-for-one basis. This is generally expected to be structured as a tax-deferred exchange for U.S. federal income tax purposes, subject to certain exceptions for certain Series A-1 preferred unitholders based on their specific circumstances.
•	Series A-1 preferred unitholders should carefully review the tax disclosure in the disclosure documents that will be provided and consult their tax advisors regarding the tax consequences of the transaction based on each Series A-1 preferred unitholder's individual circumstances.
•	Series A-1 preferred units do not have voting rights in this transaction

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and in Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which National Storage Affiliates Trust (“NSA”) and Public Storage operate, as well as beliefs and assumptions of NSA and Public Storage. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that NSA or Public Storage expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between NSA and Public Storage, rent and occupancy growth, acquisition and development activity, acquisition and disposition activity, general conditions in the geographic areas where NSA and Public Storage operate, NSA’s and Public Storage’s respective debt, capital structure and financial position and NSA’s and Public Storage’s respective ability to form new ventures. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to NSA’s ability to obtain the required shareholder and unitholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that NSA’s business will not be integrated successfully with Public Storage’s or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against NSA or its trustees, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of NSA and Public Storage management from ongoing business operations, will harm NSA’s and Public Storage’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact NSA’s and Public Storage’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring NSA to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of NSA and Public Storage to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Public Storage common stock to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect NSA’s or Public Storage’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting NSA’s or Public Storage’s properties; (xix) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xx) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxi) risks related to NSA’s and Public Storage’s investments in ventures, including NSA’s and Public Storage’s respective abilities to establish new ventures; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in NSA’s and Public Storage’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements,” respectively, and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by NSA or Public Storage, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither NSA nor Public Storage undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if NSA’s and Public Storage’s underlying assumptions prove to be incorrect, NSA’s, Public Storage’s and the combined company’s actual results may vary materially from what NSA or Public Storage may have expressed or implied by these forward-looking statements. NSA and Public Storage caution not to place undue reliance on any of NSA’s or Public Storage’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect NSA or Public Storage.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between NSA and Public Storage, Public Storage intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of NSA that also constitutes a prospectus of Public Storage (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to NSA’s shareholders seeking their approval of the proposed transaction and other related matters. Each of NSA and Public Storage may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that NSA or Public Storage (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NSA AND Public Storage ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by NSA and/or Public Storage, which contain important information, through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed by NSA with the SEC on NSA’s website at https://ir.nsastorage.com/sec-filings/all-sec-filings or by contacting NSA Investor Relations at ghoglund@nsareit.net. Security holders will also be able to obtain free copies of the documents filed by Public Storage with the SEC on Public Storage’s website at https://investors.publicstorage.com/financial-reports/sec-filings or by contacting Public Storage Investor Relations at investorrelations@publicstorage.com.

Participants in the Solicitation

NSA, Public Storage, their respective trustees and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from NSA’s shareholders in respect of the proposed transaction. Information about the trustees and executive officers of NSA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NSA’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “Our Board,” “How We Are Paid,” “Compensation Discussion and Analysis,” “Summary Compensation and Other Tables,” “Severance and Change in Control Arrangements,” “Certain Relationships and Related Transactions” and “Shareholder Ownership Information,” which was filed with the SEC on March 28, 2025, and in NSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 26, 2026. To the extent holdings of NSA’s securities by its trustees or executive officers have changed since the amounts set forth in NSA’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC, and available on the SEC’s website at www.sec.gov. Information about the trustees and executive officers of Public Storage, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Public Storage’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “2024 Trustee Compensation,” “Our Named Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Potential Payments Upon Termination or Change in Control,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Share Ownership of Trustees and Management,” which was filed with the SEC on March 28, 2025, in Public Storage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026, in Public Storage’s Form 8-K filed with the SEC on July 30, 2025, and in Public Storage’s Form 8-K filed with the SEC on February 12, 2026. To the extent holdings of Public Storage’s securities by its trustees or executive officers have changed since the amounts set forth in Public Storage’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from NSA or Public Storage using the sources indicated above.